Infinity Securities, Inc.

Audit of Financial Statements
and Supplementary Information

September 30, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/01/2021   AND ENDING   09/30/2022

    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinity Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9TH Street Suite 202
(No. and Street)

OAKLAND	CA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Gilbert   (510)-588-8001

                 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

(Name -- if Individual, state last, first, middle name)

5400 WEST CEDAR AVE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Gregory Gilbert _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Infinity Securities, Inc. _____, as of _____ September 30, 2022 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____



Signature

President, Chief Compliance Officer

Title



Notary Public



SHAKUSH KATTEL
COMM. # 2373538
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
MY COMMISSION EXPIRES
SEPTEMBER 03, 2025

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

Supplementary Information

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

Communication with Audit Committee at or Near the Conclusion of the Audit

December 23, 2022

To management of Infinity Securities, Inc.

In connection with our audit of the financial statements and supplemental information of Infinity Securities, Inc. For the year ended September 30, 2022 we have issued our report thereon dated December 23, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Infinity Securities, Inc. in its 2021 financial statements are described in the Notes to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

Related Party Transactions

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Infinity Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

BF Borgers CPA PC

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2022

Assets

Cash	$	127,940
Receivable from clearing broker		33,923
Accounts receivable		28,305
Deposit with clearing broker		25,122
Property and equipment, net		10,920
Marketable security, at fair value		7,859
Prepaid expense and other assets		49,786
Total Assets	$	283,855

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	66,577
Due to related party		1,069
Commission payable		71,646
Total Liabilities		139,292

Stockholder's equity

Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		(31,437)
Total stockholder's equity		144,563
Total liabilities and stockholder's equity	$	283,855

See accompanying notes to financial statements.

Infinity Securities, Inc.
Statement of Operations
For the Year Ended September 30, 2022

Revenues

Fee income	$	1,270,122
Commissions		1,886,578
Private placement		364,756
Interest and other income		75,818
Total revenues		3,597,274

Expenses

Commission expenses	2,506,872
Employee compensation and benefits	373,148
Professional fees	209,645
Occupancy expenses	64,306
Other operating expenses	574,990
Total expenses	3,728,961

Net loss	$	(131,687)

Infinity Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2022

	Common stock		Paid-in capital		Accumulated Profit (deficit)		Total
Stockholder's equity, at September 30, 2021	$	1,000	$	165,000	$	100,250	266,250
Capital contributions				10,000			10,000
Net loss						(131,687)	(131,687)
Stockholder's equity, at September 30, 2022	$	1,000	$	175,000	$	(31,437) $	144,563

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2022

Cash flows from operating activities

Net loss			$ (131,687)
Adjustments to reconcile net (loss) to net cash			
used in operating activities:			
Depreciation	$	2,423	
(Increase) decrease in:			
Receivable from clearing broker		(7,647)	
Accounts Receivable		(25,258)	
Marketable security, at fair value		(3,735)	
Prepaid expense and other assets		7,514	
(Decrease) increase in:			
Accounts payable and accrued expenses		12,457	
Due to/from related party		44,353	
Commission payable		18,084	
Total adjustments			48,191
Net cash used in operating activities			(83,496)
Cash flows from financing activities			
Capital contributions		10,000	
Net cash provided by investing activities			10,000
Net decrease in cash			(73,496)
Cash - September 30, 2021			201,436
Cash - September 30, 2022			$ 127,940
Supplemental cash flows information:			
Cash paid during the year for interest			$ -
Cash paid during the year for income taxes			$ -

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are management fees, reimbursements from reps, commissions and other.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and amounts due from clearing broker represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Advisory fees are received based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis upon completion of the Company's performance obligations. Advisory fees also includes consulting fees for the creation of investment programs for advisory clients. These revenues are recognized when earned.

Fee income includes revenues from private placements. The Company earns commissions from placements of private equity firms and real estate trusts. The Company records placement revenues under the terms of each assignment or engagement contract, which is typically at the successful completion of the private placement.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Property and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing broker. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2022 was $25,122.

Note 3: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of September 30, 2022, the receivable from clearing broker of $33,923 are pursuant to the clearing agreement.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2022

Note 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as

			Useful Life
Computer Equipment	$	50,418	5
Computer Software		887	3
Leasehold Improvements		13,411	MACRS
		64,716	
Less: accumulated depreciation		(53,796)	
Property and equipment, net	$	10,920	

Depreciation expense for the year ended September 30, 2022 was $2,423

Note 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2022 were approximately $19,000.

Note 7: COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of business, the Company is subject to various litigation and arbitration matters. Management with the assistance of legal counsel evaluates claims on an ongoing basis as information becomes available. In accordance with FASB (ASC) 450 Loss Contingencies, the Company is required to record a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. As of September 30, 2022, the Company does not believe that it is required to record any loss contingency.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of September 30, 2022.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RELATED PARTY TRANSACTIONS

The Company leases office space on a month-to-month basis from Elevate Real Estate Holdings, LLC, an affiliate related through common ownership. For the year ended September 30, 2022, the Company paid $93,940 in rent expense to its affiliate.

In addition, pursuant to an expense sharing agreement, the Company provided non-broker related office expenses and employee services to Infinity Financial Services Advisory, LLC ("Advisory"), an affiliated investment advisory firm. As such, Advisory reimburses these expenses to the Company. For the year ended September 30, 2022, the Company received $29,590 in reimbursement of expenses from Advisory, which is included in expenses on the statement of operations. As of September 30, 2021, $1,069 is due to Advisory for such costs and presented as Due to related party on the statement of financial condition.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

9

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the FASB) has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").
For the year ending September 30, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2022, the Company had net capital of $54,373 which was $45,087 in excess of its required net capital of $9,286; and the Company's percentage of aggregate indebtedness to net capital was 256%.

Note 12. FAIR VALUE MEASUREMENTS

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Marketable Securities

Marketable securities consist of common stock. Fair value of common stocks are based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2022:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in Marketable Securities	$ 7,859	$ 7,859	$ -	$ -
Total	$ 7,859	$ 7,859	$ -	$ -

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
As of September 30, 2022

Computation of net capital

Common stock	$	1,000		
Additional paid in capital		175,000		
Retained earnings		(31,437)		
Total stockholder's equity			$	144,563
Less: Non-allowable assets				
Receivables - non-allowable	$	(28,305)		
Prepaid expenses		(49,786)		
Property and equipment, net and other assets		(10,920)		
Total non-allowable assets				(89,011)
Net capital before haircuts				55,552
Haircuts				(1,179)
Net capital			$	54,373
Aggregate indebtedness			$	139,292
Computed minimum net capital required				
(Greater of 6.67% of Aggregate Indebtedness or $5,000)			$	9,286
Excess net capital (under SEC Rule 15c3-1)			$	45,087
Percentage of aggregate indebtedness to net capital				
				256%

There was no material difference between net capital computation computation shown here and the net capital computation shown on the Company's most recently filed FORM X-17A-5 Part IIA report dated September 30, 2022.

Infinity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
September 30, 2022

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraphs (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Infinity Securities, Inc

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which Infinity Securities, Inc (the "Company") stated that the Company's business activities are limited to providing mergers and acquisitions and private placements of securities and that it has not held customer funds or securities and that the Company is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. The Company also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. The Company's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Certified Public Accountants
Lakewood, Colorado
December 23, 2022



INFINITY
FINANCIAL SERVICES

Infinity Securities, Inc.
Exemption Report

Infinity Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provision 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Gregory Gilbert, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct,

By:

Title: President

Date: December 23, 2022

212 9th Street, Suite 202
Oakland, CA 94607
www.infinitysecurities.com

Member FINRA/SIPC

office (510) 588-8000
toll free (866) 682-3888
fax (855) 883-1010

Infinity Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to RuJe 17a-S(e)4
For the Year Ended September 30, 2022

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members of
Infinity Securities, Inc.

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2022, which were agreed to by Infinity Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2022, with the amounts reported in Form SIPC-7 for the year ended September 30, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lakewood, Colorado
December 23, 2022

Infinity Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2022

	Amount
Total Assessment	$ 5,295
SIPC-6 general assessment Payment made on April 29, 2022	(2,773)
SIPC-7 general assessment Payment made on November 08, 2022	(2,522)
Total assessment balance (overpayment carried forward)	$ -